UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*
Lighting Science Group Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
53224G103
(CUSIP Number)
Richard Weinberg
LED Holdings, LLC
99 River Road
Cos Cob, CT 06807
(203) 869-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LED Holdings, LLC 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		29,172,496

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,172,496

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,172,496

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.83% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 81,413,867 shares of common stock outstanding as of October 5, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV (AIV) LED, LLC 26-0240524

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		169,491,463 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		169,491,463 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,491,463 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

92.66% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 60,758,777 shares of Issuer common stock issuable upon exercise of Series D Warrants, 39,800,874 shares of Issuer common stock that will be issuable upon the automatic conversion of Series D Preferred Stock and 942,857 shares of Issuer common stock issuable upon exercise of warrants issued in connection with the Guaranty Agreement, dated July 25, 2008, by and between PPIV and the Issuer.
(2) Based on 81,413,867 shares of common stock outstanding as of October 5, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV LED, LLC 26-0196366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		169,491,463 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		169,491,463 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,491,463 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

92.66% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 60,758,777 shares of Issuer common stock issuable upon exercise of Series D Warrants, 39,800,874 shares of Issuer common stock that will be issuable upon the automatic conversion of Series D Preferred Stock and 942,857 shares of Issuer common stock issuable upon exercise of warrants issued in connection with the Guaranty Agreement, dated July 25, 2008, by and between PPIV and the Issuer.
(2) Based on 81,413,867 shares of common stock outstanding as of October 5, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		169,491,463 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		169,491,463 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,491,463 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

92.66% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 60,758,777 shares of Issuer common stock issuable upon exercise of Series D Warrants, 39,800,874 shares of Issuer common stock that will be issuable upon the automatic conversion of Series D Preferred Stock and 942,857 shares of Issuer common stock issuable upon exercise of warrants issued in connection with the Guaranty Agreement, dated July 25, 2008, by and between PPIV and the Issuer.
(2) Based on 81,413,867 shares of common stock outstanding as of October 5, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LSGC Holdings LLC 27-3651400

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		169,491,463(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		169,491,463 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,491,463 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

92.66%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 60,758,777 shares of Issuer common stock issuable upon exercise of Series D Warrants, 39,800,874 shares of Issuer common stock that will be issuable upon the automatic conversion of Series D Preferred Stock and 942,857 shares of Issuer common stock issuable upon exercise of warrants issued in connection with the Guaranty Agreement, dated July 25, 2008, by and between PPIV and the Issuer.
(2) Based on 81,413,867 shares of common stock outstanding as of October 5, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		169,491,463 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		169,491,463 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,491,463 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

92.66% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 60,758,777 shares of Issuer common stock issuable upon exercise of Series D Warrants, 39,800,874 shares of Issuer common stock that will be issuable upon the automatic conversion of Series D Preferred Stock and 942,857 shares of Issuer common stock issuable upon exercise of warrants issued in connection with the Guaranty Agreement, dated July 25, 2008, by and between PPIV and the Issuer.
(2) Based on 81,413,867 shares of common stock outstanding as of October 5, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		169,491,463 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		169,491,463 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,491,463 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

92.66% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 60,758,777 shares of Issuer common stock issuable upon exercise of Series D Warrants, 39,800,874 shares of Issuer common stock that will be issuable upon the automatic conversion of Series D Preferred Stock and 942,857 shares of Issuer common stock issuable upon exercise of warrants issued in connection with the Guaranty Agreement, dated July 25, 2008, by and between PPIV and the Issuer.
(2) Based on 81,413,867 shares of common stock outstanding as of October 5, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		169,491,463 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		169,491,463 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,491,463 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

92.66%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 60,758,777 shares of Issuer common stock issuable upon exercise of Series D Warrants, 39,800,874 shares of Issuer common stock that will be issuable upon the automatic conversion of Series D Preferred Stock and 942,857 shares of Issuer common stock issuable upon exercise of warrants issued in connection with the Guaranty Agreement, dated July 25, 2008, by and between PPIV and the Issuer.
(2) Based on 81,413,867 shares of common stock outstanding as of October 5, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		169,601,854 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		169,601,854 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,601,854 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

92.72% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 60,758,777 shares of Issuer common stock issuable upon exercise of Series D Warrants, 942,857 shares of Issuer common stock issuable upon exercise of warrants issued in connection with the Guaranty Agreement, dated July 25, 2008, by and between PPIV and the Issuer, 39,800,874 shares of Issuer common stock that will be issuable upon the automatic conversion of Series D Preferred Stock and 9,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested in three equal installments of 3,000 on April 23, 2010, July 1, 2010 and October 1, 2010.
(2) Based on 81,413,867 shares of common stock outstanding as of October 5, 2010.

Amendment No. 15 to Schedule 13D
     This Amendment No. 15 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LEDH”), PP IV (AIV) LED, LLC (“PPAIV ”), PP IV LED, LLC (“PPLED ”), Pegasus Partners IV, L.P. (“PPIV ”), Pegasus Investors IV, L.P. (“PIIV ”), Pegasus Investors IV GP, L.L.C. (“PIGP ”), Pegasus Capital, LLC (“PCLLC ”), Craig Cogut (“Mr. Cogut”) and Richard Kelson (“Mr. Kelson”) with the Securities and Exchange Commission (the “SEC”) on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, and Amendment No. 14 filed on July 16, 2010. Except as specifically provided herein, this Amendment No. 15 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.
Item 2. Identity and Background
Item 2 of this schedule is hereby supplemented and updated as follows:
     The identity and background of the person filing this statement are as follows:
     LSGC Holdings LLC (“LSGC Holdings,” and together with LEDH, PPAIV, PPLED, PPIV, PIIV, PIGP, PCLLC and Mr. Cogut, the “Reporting Persons”) is a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807. LSGC Holdings is engaged in the business of investment.
     LSGC Holdings has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     LSGC Holdings has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     PPIV is the managing member of LSGC Holdings. PIIV is the general partner of PPIV and PIGP is the general partner of PIIV. PIGP is wholly owned by PCLLC. PCLLC may be deemed to be directly or indirectly controlled by Mr. Cogut. Each of PPIV, PIIV, PIGP, PCLLC and Mr. Cogut disclaims beneficial ownership of any of the Issuer’s securities as to which this Amendment No. 15 relates, and this Amendment No. 15 shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes. LSGC Holdings, as a controlling member of LEDH may be deemed to be the beneficial owner of shares of common stock of the Issuer held by LEDH. LSGC Holdings disclaims beneficial ownership of the shares of common stock held by LEDH, and this Amendment No. 15 shall not be deemed an admission that LSGC Holdings is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose.
     The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.
     Attached as Appendix A is information required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D by each applicable Reporting Person.
Item 3. Source and Amount of Funds or Other Consideration
The disclosure in Item 4 below is incorporated by reference herein.
Item 4. Purpose of Transaction
     On September 30, 2010, the Issuer entered into a Stock Purchase, Exchange and Recapitalization Agreement (the “Recapitalization Agreement”) with PPIV, LSGC Holdings and LEDH. Pursuant to the Recapitalization Agreement, LSGC Holdings purchased $25 million of the Issuer’s common stock (the “Common Stock”), and PPIV and LEDH agreed to participate in a recapitalization of the Issuer (the “Recapitalization”). The Recapitalization Agreement substantially simplified the Issuer’s capital structure and created shareholder equity.
     Pursuant to the Recapitalization Agreement, LSGC Holdings purchased 12,500,000 shares of Common Stock at a price per share of $1.60, for an aggregate purchase price of $20 million. LSGC Holdings also received an option to purchase up to an additional 3,125,000 shares of Common Stock at a price per share of $1.60, which it exercised in full on October 5, 2010. In total, the Issuer issued 15,625,000 shares of Common Stock to LSGC Holdings for an aggregate purchase price of $25 million (the “Common Stock Purchase”). The common stock described above was purchased with funds received as cash contributions to LSGC Holdings for interests of LSGC Holdings.
     LSGC Holdings obtained $4 million of the funds used in the Common Stock Purchase from investors not associated with PPIV, including Simon Property Group, Inc. (“Simon”). In connection with the Common Stock Purchase, LSGC Holdings entered into a commercial agreement with Simon pursuant to which the Issuer is a named third-party beneficiary. The commercial agreement provides, among other things, that the Issuer would be a preferred supplier of lighting products to properties owned by Simon and Simon would utilize the Issuer’s products when the economic and performance attributes of such products are compelling. Simon also agreed to engage in certain other promotional activities related to the Issuer’s products.
     Pursuant to the Recapitalization Agreement, the Issuer exchanged all of its outstanding Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), which was held by LEDH, Series C Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), Series E Non-Convertible Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”), and warrants to purchase shares of Common Stock issued in conjunction with the Series E Preferred Stock (“Series E Warrants”) for 32,612,249 shares of Common Stock. Pursuant to such agreements, the holders of all of the warrants to purchase shares of Common Stock issued in conjunction with the Series C Preferred Stock (“Series C Warrants”) exercised such warrants, in accordance with their terms, on a cashless basis for 1,937,420 shares of Common Stock.
     The Board of Directors of the Issuer approved, and recommended to the stockholders for approval, a Certificate of Amendment to the Certificate of Incorporation of the Issuer (the “Certificate of Amendment”) that will amend the Certificate of Designation (the “Series D Certificate”) concerning the Issuer’s Series D Non-Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”), to provide for the automatic conversion of all shares of Series D Preferred Stock into Common Stock upon the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware. PPIV, as holder of the majority of the Series D Preferred Stock, and, together with LEDH, the majority holders of the voting power of the Issuer, approved the Certificate of Amendment. According to the Issuer, it expects to file the Certificate of Amendment approximately 20 days after it mails an information statement concerning the Certificate of Amendment to stockholders.
     In connection with the amendment of the Series D Certificate, the Issuer agreed to take all necessary action to enable the holders of the warrants to purchase shares of Common Stock issued in conjunction with the Series D Preferred Stock (the “Series D Warrants”) to obtain adjustments of approximately $0.04 to $0.10 (depending on the date of issuance) to the exercise price of each Series D Warrant, an amount corresponding to such holders accrued Exercise Price Accrual (as defined in the Series D Certificate). The Issuer also agreed to credit an account for the benefit of each Series D Warrant holder, as of the date of the Recapitalization Agreement, in an amount equal to the total unaccrued Annual Dividend (as defined in the Series D Certificate) of each share of Series D Preferred Stock that would have accrued following the date of the Recapitalization Agreement through the eighth anniversary of the issuance of the Series D Preferred Stock (the “Accrual Credit”). Each Series D Warrant holder will receive an Accrual Credit for each share of Common Stock into which each Series D Warrant is exercisable. The Accrual Credit may only be used to fund the payment of the exercise price of all or a portion of such holder’s Series D Warrants upon the earlier of: (i) the passage of eight years from the date of issuance of each Series D Warrant or (ii) a Liquidation Event of the Issuer (as defined in the Series D Certificate). The Accrual Credit will remain credited to the account of each Series D Warrant holder until used or until the date that such warrants are no longer exercisable in accordance with the terms of the Series D Warrants.
     After application of the Accrual Credit, the remaining exercise price of each Series D Warrant, following a change of control or the eighth anniversary of their issuance, would be between $1.02 to $1.05 per share of Common Stock, depending upon the date of issuance of the related shares of Series D Preferred Stock.
     Pursuant to the Recapitalization Agreement and in accordance with the terms of the Series D Warrants, PPIV, as holder of the Series D Warrants representing the right to purchase a majority of the shares of Common Stock underlying the Series D Warrants, waived, on behalf of itself and all other holders of Series D Warrants, the Issuer’s compliance on behalf of itself and all other holders of Series D Warrants with certain anti-dilution rights contained in the Series D Warrants. PPIV also agreed to permanently waive such compliance immediately following the effectiveness of the Certificate of Amendment. PPIV also waived the Issuer’s compliance with certain anti-dilution rights contained in the Series C Warrants and Series E Warrants with respect to the transactions related to the Common Stock Purchase and Recapitalization.
     On September 30, 2010, PPIV entered into a Contribution Agreement (the “PPIV Contribution Agreement”) with LSGC Holdings. Pursuant to the PPIV Contribution Agreement, PPIV contributed to LSGC Holdings 23,191,459 shares of Common Stock, warrants to purchase 942,857 shares of Common Stock, issued in connection with the Guaranty Agreement dated July 25, 2008, by and between PPIV and the Issuer (the “Guaranty Agreement”), 947,000 Class A Membership Units in LEDH and a capital contribution of $18,850,000. Also pursuant to the PPIV Contribution Agreement, PPIV contributed 60,758,777 Series D Units, consisting of 60,758,777 shares of Series D Preferred Stock and 60,758,777 shares of Series D Warrants. The Series D Preferred Stock will be automatically converted into 39,800,874 shares of Common Stock upon the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware as disclosed above. The Series D Warrants are exercisable for 60,758,777 shares of Common Stock. Additionally, on October 5, 2010, PPIV contributed an additional $1,000,000 to LSGC Holdings (the “PPIV Additional Contribution Agreement”). In exchange for the securities and cash contribution described above, PPIV received membership interests in LSGC Holdings of $123,503,108. On September 30, 2010 PPLED entered into a Contribution Agreement with LSGC Holdings (the “PPLED Contribution Agreement”) in which it contributed 742,360 Class A Membership Units in LEDH and 388,099 Class E Membership Units in LEDH for 11,304,590 Membership Interests of LSGC Holdings. On September 30, 2010 PPAIV entered into a Contribution Agreement with LSGC Holdings (the “PPAIV Contribution Agreement,” and together with the PPIV Contribution Agreement, the PPIV Additional Contribution Agreement and the PPLED Contribution Agreement, the “Contribution Agreements”) in which it contributed 262,640 Class A Membership Units in LEDH and 137,305 Class E Membership Units in LEDH for 3,999,451 Membership Interests of LSGC Holdings.
     As previously disclosed, the Issuer has a line of credit with the Bank of Montreal (“BMO”), and, for a fee, PPIV guaranteed the Issuer’s borrowing thereunder. As of September 30, 2010, the Issuer had no outstanding balance on the BMO line of credit. Pursuant to the Recapitalization Agreement, the Issuer agreed to use commercially reasonable efforts to permanently terminate, as soon as reasonably practical, the BMO line of credit and Guaranty Agreement, as amended, between PPIV and BMO. Accordingly, the Issuer terminated the BMO line of credit, and caused the Guaranty Agreement to be terminated, on October 4, 2010.
     The foregoing descriptions of the Recapitalization Agreement and the Contribution Agreements do not purport to be complete and are qualified in their entirety by reference to the Recapitalization Agreement and the Contribution Agreements, which are Exhibit 10.1 and Exhibits 10.2, 10.3, 10.4 and 10.5, respectively, hereto and are incorporated herein by reference.
     The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock and/or other securities of the Issuer or the Warrants exercisable for shares of Common Stock in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
     Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 15 are incorporated herein by reference. Such information is based upon 81,413,867 shares of Common Stock outstanding as of October 5, 2010.
     The disclosure regarding the Recapitalization Agreement and the Contribution Agreements in Items 3 and 4 are incorporated herein by reference.
     Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The disclosures regarding the Recapitalization Agreement and the Contribution Agreements in Items 3 and 4 are incorporated herein by reference.
     Copies of the Recapitalization Agreement and the Contribution Agreements are incorporated by reference or included Exhibits to this Amendment No. 15, as the case may be, as Exhibit 10.1 and Exhibits 10.2, 10.3, 10.4 and 10.5, respectively, to this Amendment No. 15. You are encouraged to read the Recapitalization Agreement and the Contribution Agreements for a more complete understanding of their terms and conditions. The foregoing descriptions of the Recapitalization Agreement and the Contribution Agreements are qualified in their entirety by reference to the full texts of the Recapitalization Agreement and the Contribution Agreements.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Stock Purchase, Exchange and Recapitalization Agreement, dated as of September 30, 2010 by and among Lighting Science Group Corporation and Pegasus Partners IV, L.P., LSGC Holdings LLC and LED Holdings, LLC (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on October 6, 2010).

10.2	Contribution Agreement, dated as of September 30, 2010, by and between Pegasus Partners IV, L.P. and LSGC Holdings LLC.

10.3	Additional Contribution Agreement, dated as of October 5, 2010, by and between Pegasus Partners IV, L.P. and LSGC Holdings LLC.

10.4	Contribution Agreement, dated as of September 30, 2010, by and between PP IV LED, LLC and LSGC Holdings LLC.

10.5	Contribution Agreement, dated as of September 30, 2010, by and between PP IV (AIV) LED, LLC and LSGC Holdings LLC.

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 4, 2010

LED HOLDINGS, LLC

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, LP
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT

APPENDIX A
BOARD OF MANAGERS AND EXECUTIVE OFFICERS OF LED HOLDINGS, LLC

Name	Position	Address
Kevin Furry	Manager	100 Meadow Lakes Court, Folsom, CA 95630

Richard Weinberg	Manager	c/o 99 River Road, Cos Cob, CT 06807

Steven Wacaster	Manager	c/o 99 River Road, Cos Cob, CT 06807

Richard Kelson	Manager	c/o 99 River Road, Cos Cob, CT 06807

Charles H. Sommerville	Manager	c/o 99 River Road, Cos Cob, CT 06807
EXECUTIVE OFFICERS OF PP IV (AIV) LED, LLC

Name	Position	Address
Richard Weinberg	President	c/o 99 River Road, Cos Cob, CT 06807

Steven Wacaster	Vice President and Secretary	c/o 99 River Road, Cos Cob, CT 06807
EXECUTIVE OFFICERS OF PP IV LED, LLC

Name	Position	Address
Richard Weinberg	President	c/o 99 River Road, Cos Cob, CT 06807

Steven Wacaster	Vice President and Secretary	c/o 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER AND EXECUTIVE OFFICERS OF
PEGASUS PARTNERS IV, L.P.

Name	Position	Address
Pegasus Investors IV, L.P.	General Partner	c/o 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER OF
LSGC HOLDINGS LLC

Name	Position	Address
Pegasus Partners IV, L.P.	Managing Member	c/o 99 River Road, Cos Cob, CT 06807
GENERAL PARTNER AND EXECUTIVE OFFICERS OF
PEGASUS INVESTORS IV, L.P.

Name	Position	Address
Pegasus Investors IV GP, L.L.C.	General Partner	c/o 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICERS OF
PEGASUS INVESTORS IV GP, L.L.C.

Name	Position	Address
Pegasus Capital LLC	Managing Member	c/o 99 River Road, Cos Cob, CT 06807

Craig Cogut	President	c/o 99 River Road, Cos Cob, CT 06807

Name	Position	Address
Andrew Cooper	Vice President	c/o 99 River Road, Cos Cob, CT 06807

David Cunningham	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Eric Gribetz	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Alec Machiels	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Steven Wacaster	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Richard Weinberg	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Jason Schaefer	Secretary	c/o 99 River Road, Cos Cob, CT 06807

Daniel Stencel	Chief Financial Officer and Treasurer	c/o 99 River Road, Cos Cob, CT 06807
MANAGING MEMBER AND EXECUTIVE OFFICER OF PEGASUS CAPITAL LLC

Name	Position	Address
Craig Cogut	President and Managing Member	c/o 99 River Road, Cos Cob, CT 06807